Exhibit 10.20

BEIJING LEASE AMENDMENT

Beijing New Talent Academy (hereinafter referred to as Party A)
Address: Anhua 9 Houshayu, Shunyi District, Beijing, China
Zip code: 100300
Tel: [   ], Fax:[   ]
Representative: Lan Chun Title: Principal

Nord Anglia Education Ltd (hereinafter referred to as Party B)

Address: Nord House,
            Third Avenue, Centrum 100
            Burton-upon-Trent, Staffordshire
            DE14 2WD
            U.K.
Zip code:
Tel:[44-1283-496900], Fax:[44-1283-496541]
Representative: ANDREW FITZMAURICE Title: Chief Executive Officer

Objective: Party B has got the school license from the Ministry Of Education to opening an international school in Shunyi. In order to ensure the implementation of lease contract between Nord Anglia Education Ltd and New Talent Academy, both parties would like to make amendment to the lease contract and the management contract as follows.



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- The lease commencement date shall be 1 September 2009 and the lease shall run for 21 years from this date. Notice of 5 year extension would therefore be made by 1 September 2029. Clause 3.1 of the lease to be amended accordingly.

- Party B will pay Party A RMB 23,400,000 as fitting out fees upon signing the agreement and Party A will issue the invoice to Party B as fitting out fees at the same time. Party B should make payment within 2 weeks upon receiving the invoice.

- Party B can not claim any compensation from Party A on the fitting out fees whenever the lease contract is terminated by any parties or reasons.

- In consideration of the fitting out fees, Party A will waive its entitlement to any penalty under the lease. Clause 7.2.7 of the lease to be deleted.

- Party A will agree to waive off the rent from 1st September 2009 to 31st August 2010. Both Parties will follow the terms and conditions in the signed lease contract by both parties during the period.

- The lease amendment becomes effective from the date of signing by both parties.





Date of Execution: _____, 2009